UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 03, 2019

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

FOR BATCHES:

Exhibit No. 1	AGM Statement dated 02 May 2019
Exhibit No. 2	Director/PDMR Shareholding dated 08 May 2019
Exhibit No. 3	Publication of Final Terms dated 08 May 2019
Exhibit No. 4	Director/PDMR Shareholding dated 09 May 2019
Exhibit No. 5	Holding(s) in Company dated 10 May 2019

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 03, 2019

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

Barclays PLC
AGM Statements

Chairman's 2019 AGM Statement

As you know, this AGM will be my last.

Since you know most of the members of our board, let me introduce our new members, Nigel Higgins, my successor as chairman, and Mary Anne Citrino, a new non-executive director.

Nigel joined the board on the 1st of March this year from Rothschild where he was Deputy Chairman of Rothschild & Co. having been Managing Partner and co-chairman of the Group's Executive Committee until 1 September last year.

Nigel has operated at the most senior level in his profession through a 36-year career at the prestigious firm of Rothschild, which included being the first non-family member to lead the group.  Aside from his leadership credentials, Nigel's extensive experience in banking and financial services and his senior investment banking credentials are highly relevant to the Group.

Additionally, Mr Higgins is Chairman of Sadler's Wells Opera, and sits on the Board of the Tetra Laval Group, where he also chairs the board meetings of its asset management arm.  He will retain those roles upon appointment as Chairman of Barclays.

Mary Anne Citrino has strong and relevant executive and board-level experience with a successful executive career with Blackstone and Morgan Stanley as well as non-executive directorships with HP and Alcoa.  Her career in the financial services sector, brings appropriate knowledge and perspective to the Board, particularly given our substantive presence in the wholesale sector.

With Mary Anne's appointment, female representation on the Board rose to 27%, which is an important step in achieving our diversity target of having 33% female representation by 2020.

At last year's AGM, I highlighted we were at an important turning point in Barclays history.  This has proven to have been correct:

We have now had a full twelve months of clean and respectable profits, producing earnings per share of 20 pence, whereas when I joined the board, we were loss-making, and dividends were paid from reserves.

At the same time, we have firmly drawn a line on the past.  The most significant litigation concluded last year, government sponsored structural reform at considerable cost is behind us, and major restructuring of the firm is over.

Most importantly, 2019 is shaping up to be our most profitable and cleanest statutory year since 2009.  The first quarter return at 9.2%, just below our cost of equity, was an improvement over 2018's full-year pre-litigation and conduct return of 8.5%.  We produced 6.1 pence earnings per share in the quarter, almost matching last year's full-year dividend, which if continued through the remainder of the year, would produce earnings per share in the 20s pence range, and would give us capacity to invest as well as rewarding shareholders.

Our residual financial position is also good with Capital in line with regulatory requirements, and with very strong liquidity.

Certainly, all of this has been a long time coming.  It is understandable given that history, that the market is taking time to assimilate the implications of the new paradigm and develop the necessary confidence that the past is fully behind us and the future brighter.

I have three simple messages for you today:

Firstly, Barclays has drawn a line on the past and is now back in the game.

Secondly, standing back from the short-term noise, Barclays has made real progress in what has been a difficult climate.

And finally, we are fitter and putting runs on the board, but recognise we remain shy of championship fitness and delivery and have plans in place to remedy this.

Let me now turn to Resolution 24 to appoint Edward Bramson to the Barclays Board.  The Board unanimously does not support this appointment, which we believe would destabilise the company, particularly as we have recovered from a turbulent past and have only recently emerged in a much stronger position.  We remain engaged with Mr. Bramson and his colleagues and are open to further dialogue.  We have always welcomed shareholder input in the future direction of the Group.

Turning to the subject of climate change, Mr. Staley will set our position in his remarks.  I want to make it clear that Barclays genuinely takes its responsibility in this respect seriously, and our policy is a subject of active discussion and approval by the Board.  It is regularly reviewed and debated by the Reputation Committee of the Board, headed by Mary Francis.

It is a long-term policy for Barclays to contribute to society's initiatives in limiting the impact of climate change and we have taken account of feedback and amended our approach.  We understand the urgency of this matter but the problem we face is how sensibly to manage the transition from fossil fuels to green energy.  Certainly, we should move urgently from financing the most carbon intensive forms of energy and have done so.  For some time to come however, renewable sources alone cannot match demand for energy, and bridging this needs to be met from a range of fuel sources, including oil and gas.  We will commit to evolve our approach as circumstances change.

At the same time, we are embracing a digital future for the group and are in a leading position on the use of mobile applications and the move to cloud-based technology.  Barclays is also a major force in the incubation and use of fintech.  While digital technology is changing people's lives and is bringing untold benefits, it has also brought cybercrime.  At Barclays, we have made defending against cybercrime one of our most important and most urgent priorities.  Accordingly, we are investing heavily to protect our customers, our system, our bank and society.  This is a decision not only worth making, but one where there really is no choice in assuring the long-term future of the company.

If we reflect on the past few years, it has indeed been a tough period for the Group.  But we have come through it and emerged in a much stronger, whilst never perfect, position.  This shift could not have been achieved without the leadership of our Chief Executive, Jes Staley, and his senior team as well as the contribution of the Board.

On your behalf therefore, I would like to thank the Board, our management and all our staff for the enormous efforts they have made to make Barclays a better place.

Recently Sir Gerry Grimstone retired from the Board and we have three other directors retiring at this AGM in addition to myself, Reuben Jeffery, Dambisa Moyo and Mike Turner.  I would like to thank them all for their contribution to Barclays and to wish them well in their new pursuits.

I'm satisfied that I leave a company that is capable and prepared for the future, in particular to be able to deliver returns to shareholders not seen for many years.

And finally, since this is my last address as Chairman, it has indeed been a great privilege for me to have served this great company and you as shareholders, and I thank you for allowing me to do so.  I will of course continue to be a strong advocate for the company.

I commend my successor, Nigel Higgins to you.  The Board has made an excellent choice, and I have every confidence that Nigel will be a superb steward of the Board and your Company.  Thank you.

Now let me now hand over to our Chief Executive, Jes Staley.

Chief Executive's 2019 AGM statement

Thank you John, and good morning everyone.

I am delighted to be here at what is my fourth Annual General Meeting as Group Chief Executive of Barclays.

At my first AGM in April of 2016, we outlined our strategy to capitalise on Barclays' strengths as a transatlantic consumer and wholesale bank, anchored in London and New York.

That strategy was then - as it is today - about making this company fit for the future.

It is about delivering the sustainable and consistent Returns that you rightly expect.

And as a result of the choices we have made, we are now finally approaching a position to reward your patience.

2018 was a very significant year for Barclays.

We resolved the last major legacy conduct issues, including reaching a settlement with the US Department of Justice in relation to Residential Mortgage Backed Securities, and having the Serious Fraud Office's charges against the bank relating to our 2008 capital raisings dismissed.

And we reduced the drag from low returning businesses.

I am pleased to say that we saw an improved performance across the Group compared to 2017.

Excluding litigation and conduct, profit before tax was up 20% and earnings per share were 21.9 pence.

The Group Return on Tangible Equity was 8.5% - versus 5.6% in 2017 - and this is close to our 2019 financial target of greater than 9%.   Achieving that target in 2019 remains a priority.

We also launched Barclays Execution Services - or 'BX', as we call it - in 2018.

This is the part of the bank that manages all of the processes and technology, which allow us to deliver products and services to customers and clients.

BX has driven greater efficiency throughout the Group.  It has enhanced our ability to control and adjust our cost base, while also creating capacity for investment in future growth.

Flexibility in our expense line gives us the means as a management team to help meet the targets we have made to shareholders on Returns.

For example, you may recall that in 2016 we took a charge of just under 400 million pounds to allow us to better align variable compensation costs - bonus funding - with the firm's revenues.

What you can see in the first Quarter results announced last week is Barclays using this discretion around variable compensation to manage our costs down, and that helped to deliver expected profitability.

The Group earned 1 billion pounds of Attributable Profit in the first three months of this year. We earned 6.1 pence per share.

Profit before tax was 1.5 billion pounds, driven by a 3% reduction in costs, versus a 2% reduction in revenues.

Barclays UK produced another very solid quarter.

Within the Corporate & Investment Bank, whilst banking fees were weak, for the sixth consecutive quarter we out-performed our US peers on average in the Markets business, which, like Q1 last year, generated a double-digit Return on Tangible Equity.

Your management team is very aware of the execution challenges we must still meet in order to deliver acceptable Returns and on a consistent basis, particularly in the Corporate & Investment Bank.

We are confident however that we can meet the challenge, given the enormity of what we faced three years ago.

A 9.6% Return on Tangible Equity in the first Quarter of this year is a good step towards delivering our objective of greater than 9% in 2019.

The strength at the core of the model we have built is diversification - not only between our consumer and wholesale businesses, but also by geography, by product, and by currency.

Take UK retail and business banking.

We serve 23 million customers and a million small businesses in a market where we have roots going back 328 years.

At the same time, we have an enviable position in the fast-growing international cards and payments space in the UK, US, and in Europe.

And we are a strong and profitable global player in corporate and investment banking, anchored in the world's deepest and most sophisticated capital markets of London and New York.

Our diversified model gives us balance.  And that balance can produce consistent and attractive returns through an economic cycle.  It is also a more robust model for any modern financial services business.

A decade after the financial crisis, I am very confident that Barclays today would be well prepared to weather any major shocks in the future.

Of course, one area where performance progress has unfortunately not been reflected thus far is in total shareholder return.  And we are working to address that.

Future earnings should now be focused on returns for shareholders and investment in the growth of Barclays, rather than being absorbed by restructuring costs, capital accumulation, or litigation and conduct charges. £

And that progress - to be in this position - has been accomplished through the hard work of our employees these past three years.

Their effort says much about the culture of Barclays today - with colleagues driven by a deep commitment to help customers, clients, and wider society, to rise and succeed.

You can see that in the work we do in Citizenship, through programmes like Lifeskills; Connect with Work; and Unreasonable Impact - where we are supporting people into employment, or in the colleague reaction to our recent announcement of the title sponsorship of the Barclays FA Women's Super League. This represents the largest ever investment in women's sport in the UK, and will also see us supporting girls' football programmes in nearly 6,000 schools up and down the country.

We see it in the work our people do to back the economy here in our home market, the United Kingdom, particularly as uncertainty around Brexit continues.

Whether that's our £14bn lending fund for smaller businesses, or the more than 100 business clinics we ran in communities across the country to give advice to companies on how to cope with Brexit, or in the daily support our relationship managers give to businesses trying to navigate these uncertain times.

We know that it is the local entrepreneurs, the farmers, the manufacturers, the house-builders, and countless other businesses that will help the UK to deal with a period of profound change.  And we are here to help them do exactly that.

Now, let me turn to a matter which has been the subject of successive years of discussion and debate, both here at this meeting, and in ongoing dialogue with stakeholders. The issue of climate change.

Last year at this meeting we committed to produce a statement that would comprehensively explain Barclays' stance on Energy & Climate Change.

This was to include:
●
what we are doing to mitigate our impact on the environment as a major corporation;
●
what are we doing to support the growth of the green economy and technologies; and
●
our role as a responsible banker to the energy sector.

We published our statement at the beginning of this year, and I invite you to read it in full on our website at home.barclays.

The fundamental underpinning of the policy is that Barclays is determined to do what we can to support the transition to a low carbon economy, while also ensuring that global energy needs continue to be met.

We are already doing a considerable amount to support that transition to a low carbon economy, and let me give you some examples.

In 2018 we facilitated over £27 billion in financing for social and environmental segments around the world, including issuing green bonds and renewable financing.

We launched the first green mortgage by a mainstream UK bank, helping hundreds of British customers to buy highly energy efficient homes thus far.

We were proud to recently provide £118 million of debt facilities for a new build 'Energy from Waste' Power Plant in Bedfordshire. Once constructed, it will produce enough low carbon energy each year to power tens of thousands of homes. And it will do that through processing more than half a million tonnes of waste annually that would otherwise be diverted to landfill. It's also creating welcome employment in the local economy.

And in the last few weeks we launched a Green Agriculture product which has seen us already lend millions to UK farmers to buy new environmentally friendly plant and equipment.

Apart from our support for the green economy, we have also set out clear restrictions on carbon-intensive energy sectors.

For example:
●
We have ruled out financing oil or gas exploration in the Arctic;
●
We no longer finance greenfield thermal coal mining activity; and
●
We have introduced new enhanced checks on all transactions related to the exploration, extraction, transportation or processing of oil sands output.

We're consciously reducing our own carbon footprint, with a commitment to procure 100% renewable energy for every Barclays site by 2030.

We have established a dedicated taskforce, as part of our formal governance, to consider and act on the Environmental and Social Impact agenda of the company - chaired by me as Group CEO.

We also welcome and fully support the Bank of England's decision to commit to deliver the objectives of the Network for Greening the Financial System. That includes designating Climate Change as a Financial Stability Risk.

Put simply, Barclays fully understands our corporate responsibility in respect of climate change. We are a supporter of the goals of the Paris accord. And we will keep our policy position under constant review to ensure that our actions align with those goals.

In a related matter, you may also recall that we gave an undertaking last year to divest Barclays' controlling interest in Third Energy - a company which holds a licence to frack in Yorkshire.

I'm pleased to say that it was announced last week that we no longer own Third Energy.

Finally, before I close, I want to pay tribute to our retiring Chairman, John McFarlane.

John took on the Chairmanship of the Group during a period of tumultuous change for financial services, and for this bank in particular.

Barclays, and I personally, have been fortunate to benefit from his wisdom, his challenge, his courage to make tough calls, and his steadfast leadership for four years.

On behalf of colleagues across the bank, I would like to thank John for his stewardship, and to wish him, his wife Ann, and the rest of his family, every happiness following his retirement at the close of our meeting today.

It is due in no small part to John that we find Barclays in a more positive position today, with opportunity in front of us.

While we've got more still to do, our turnaround is complete, and our strategy is now delivering.

And as a result, we are able to focus on improving returns to you, our shareholders, over time. That is what we intend to do.

Thank you.

-  Ends -

 For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0) 20 7773 0708	+44 (0) 20 7116 6927

About Barclays

Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 83,500 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays

Exhibit No. 2

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Susan Margaret Breedon
2	Reason for the notification
a)	Position/status	Person Closely Associated to Tim Breedon, Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Acquisition of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.6386	55,000
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2019-05-03
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	Interim Global Head of Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.641	182
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-05-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Barclays Wealth Nominees Limited on behalf of the individual set out above.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.611	50,000
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2019-05-07
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0)20 7773 0708	+44 (0)20 7116 4755

Exhibit No. 3

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of GBP 600,000,000 3.000 per cent. Fixed Rate Notes due May 2026 under the Barclays PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4342Y_1-2019-5-8.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 5 March 2019 which constitutes a base prospectus (the "Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended), as supplemented by the prospectus supplement dated 26 April 2019.

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or the Prospectus you must ascertain from the Final Terms and the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 4

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Crawford Gillies
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Purchase of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5804	30,000
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2019-05-09
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0)20 7773 0708	+44 (0)20 7116 4755

Exhibit No. 5

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:	Barclays PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments	X
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name	(i) Edward Bramson (ii) Stephen Welker (iii) Sherborne Investors Management GP, LLC (iv) Sherborne Investors Management LP
City and country of registered office (if applicable)	135 East 57th Street Floor 32 New York, NY 10022 United States of America
4. Full name of shareholder(s) (if different from 3.)v
Name
(i)   SIGC, LP (Incorporated), as a counterparty to    the investment management agreement with   Sherborne Investors Management (Guernsey) LLC
(ii)  Whistle Investors LLC, as a counterparty to the investment management agreement with Sherborne Investors Management LP
(iii) Whistle Investors II LLC, as a counterparty to the investment management agreement with Sherborne Investors Management LP

City and country of registered office (if applicable)
SIGC, LP (Incorporated):
1 Royal Plaza
Royal Avenue
St Peter Port
Guernsey GY1 2HL

Whistle Investors LLC and Whistle Investors II LLC:
c/o Corporation Service Company
251 Little Falls Drive
Wilmington, DE 19808
United States of America

5. Date on which the threshold was crossed or reachedvi:		7 May 2019
6. Date on which issuer notified (DD/MM/YYYY):		9 May 2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	1.95%	3.52%	5.48%	17,240,956,167
Position of previous notification (if applicable)	5.10%	0.41%	5.51%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0031348658		336,897,956		1.95%
SUBTOTAL 8. A	336,897,956		1.95%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Right to recall lent shares	22 July 2021	607,051,133	3.52%
SUBTOTAL 8. B 1	607,051,133	3.52%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
			X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Edward Bramson	N/A	N/A	5.48%
Stephen Welker	N/A	N/A	5.48%
Sherborne Investors Management GP, LLC	N/A	N/A	5.48%
Sherborne Investors Management LP	N/A	N/A	5.48%
Intentionally left blank	Intentionally left blank	Intentionally left blank	Intentionally left blank
Edward Bramson	N/A	N/A	5.48%
Stephen Welker	N/A	N/A	5.48%
Sherborne Investors Management GP, LLC	N/A	N/A	5.48%
Sherborne Investors Management LP	N/A	N/A	5.48%
Sherborne Investors Management (Guernsey) LLC	N/A	N/A	N/A

10. In case of proxy voting, please identify:
Name of the proxy holder		N/A
The number and % of voting rights held		N/A
The date until which the voting rights will be held		N/A

11. Additional informationxvi

Place of completion	London
Date of completion	9 May 2019